UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 333-14044

May 14, 2004

UNITED BISCUITS FINANCE PLC

(Translation of Registrant’s Name into English)

Hayes Park, Hayes End Road, Hayes, Middlesex UB4 8EE, U.K.
(Address Of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F              ☒                    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3–2(b) under the Securities Exchange Act of 1934.

Yes   ☐    No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b) : 82 - .

Incorporation by Reference

This Report of Foreign Issuer on Form 6-K shall be incorporated by reference into the Registration Statement on Form F-4 filed with the Securities and Exchange Commission on April 30, 2004 and the Amendment No. 1 to the Registration Statement on Form F-4 filed with the Securities and Exchange Commission on May 12, 2004.

EXHIBIT INDEX

Exhibit	Description
99.1	United Biscuits
Proposed sale of UB Benelux snacks business

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 14, 2004

UNITED BISCUITS FINANCE PLC

(Registrant)

By:	/s/ Malcolm Ritchie
Name:	Malcolm Ritchie
Title:	Chief Executive Officer